Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Webull Corporation
Confidential Submission of the Draft Registration Statement on Form F-4
CIK: 0001866364

Dear Sir or Madam:

On behalf of our client, Webull Corporation, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s ordinary shares in connection with the proposed business combination (the “Business Combination”) involving the Company and SK Growth Opportunities Corporation (“SK Growth”), a company organized under the laws of the Cayman Islands, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Draft Registration Statement also includes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of SK Growth, at which the shareholders of SK Growth will be asked to consider and vote upon proposals to approve the Business Combination and other related matters.

Financial Statements

In this submission, the Company has included (i) the audited combined financial statements of the Company as of and for the year ended December 31, 2022, (ii) the unaudited combined and consolidated financial statements of the Company as of September 30, 2023 and for the nine months ended September 30, 2023, (iii) the audited financial statements of SK Growth as of December 31, 2021 and for the period from December 8, 2021 (inception) through December 31, 2021, (iv) the audited financial statements of SK Growth as of and for the year ended December 31, 2022, (v) the unaudited financial statements of SK Growth as of September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022, and (vi) the unaudited pro forma condensed combined financial information presenting the combination of the financial information of the Company and SK Growth adjusted to give effect to the Business Combination.

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In addition, the Company has omitted from this submission its audited consolidated financial statements as of and for the year ended December 31, 2021, because the Company reasonably believes that such financial statements will not be required at the time when the registration statement on Form F-4 is publicly filed, in accordance with the Commission’s Compliance and Disclosure Interpretations related to the Fixing America’s Surface Transportation (FAST) Act.

Furthermore, in making this confidential submission, the Company is complying with the 15-month requirement, rather than the 12-month requirement, with respect to the last year of audited financial statements, pursuant to Instruction 2 to Item 8.A.4 of Form 20-F. The Company represents to the Commission that: (i) the Company is not required to comply with the 12-month requirement in Item 8.A.4 of Form 20-F in any other jurisdiction outside the United States; and (ii) compliance with Item 8.A.4 of Form 20-F at present for this confidential submission of the Draft Registration Statement is impracticable and involves undue hardship for the Company. The Company intends to include its audited consolidated financial statements as of and for the year ended December 31, 2023 in a subsequent filing with the Commission.

If you have any questions regarding the Draft Registration Statement, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Sincerely,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

18 March 2024 Page 3	[CONFIDENTIALITY]

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation
Benjamin James, Esq., General Counsel, Webull Corporation
Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation
Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati
Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati
Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati
Cionie Lopez, Partner, KPMG LLP
Fatema Raza, Partner, WithumSmith+Brown, PC